UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant’s name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [ ]

January 04, 2004	For Immediate Release

NEWS RELEASE

GREAT PANTHER TIES UP HISTORIC SILVER-COPPER DISTRICT

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR; “the Company”) is pleased to announce that it signed a Letter of Intent on December 31, 2004 to acquire up to an 80% interest in certain mineral properties located in the historic Cerro Colorado Mining District of Pima County in southern Arizona. In a strategic move, twelve individual properties held by the Burkhardt family and Carl Rice of Tucson (“the Proprietors”) have been joined together by staking the ground in between to form a contiguous block comprising approximately 7,600 hectares, marking the first time that the majority of the Cerro Colorado District has been consolidated under one roof for the purpose of defining a large silver deposit with open pit potential.

The Cerro Colorado District is one of the oldest areas of mining activity in Arizona, dating back to the early 1600‘s when this area was still part of Mexico. It lies within southeastern Pima County, which in turn leads the State in mineral production and, according to the Arizona Geological Survey (AGS) in 1982, contained nine of the the nation’s 25 leading copper mines. Despite being renowned for its world class porphyry copper deposits, Pima County was originally a silver mining area and many of the copper deposits contain portions enriched in silver. The Pima-Mission, Twin Buttes and Sierrita-Esperanza porphyry copper deposits lie approximately 30km from the Cerro Colorado District and much of the Cerro Colorado silver mineralization is accompanied by copper.

Within the area acquired by Great Panther there are at least 8 historic silver mines and many unnamed prospects. While having limited production, the AGS has reported (1984) average grades from these operations as ranging from 20 to 100 ounces per ton (approximately 680 to 3,400 g/t) silver with minor amounts of gold. Silver sulphides, oxides, bromides and chlorides occur within high grade fissure veins as well as in disseminations and fracture coatings in the wallrock where supergene enrichment has boosted the grades. The latter material, locally grading 10-20 ounces per ton (340-680 g/t) silver was discarded as waste by small miners seeking only the higher grade mineralization. As such, the Company believes the Cerro Colorado District contains the potential for the development of significant tonnages of this “lower” grade silver mineralization that could be amenable to open pit mining and heap leach processing.

On the initial property visit, Great Panther president, Robert Archer, P.Geo., took several grab samples of sulphide bearing vein material in order to corroborate the high grade assays reported by previous workers. Out of seven such samples taken from pits above five historic mines, one sample stands out with a spectacular assay of 17,755 g/t (518 oz/t) Ag, 1.96 g/t Au and 6.4% Cu. A sample of mineralized wallrock adjacent to this vein returned 352 g/t (10.3 oz/t) Ag and 0.73% Cu. Of the five other mineralized samples, silver assays ranged from 176 g/t (5.1 oz/t) to 1,006 g/t (29.3 oz/t) Ag and 0.08 to 1.63% Cu with an average of 410 g/t (11.9 oz/t) Ag and 0.69% Cu. A more comprehensive and representative sampling program will be undertaken on the property as part of the due diligence process within the next 90 days. All samples were assayed at ALS Chemex Labs in Vancouver.

Geological reports written in 2000 by an independent Arizona geologist, Nicholas Barr, stated that the Cerro Colorado District has the potential to host “approximately 7 to 12 million tons grading from 6 to 12 ounces per ton silver”. Readers are cautioned, however, that this potential quantity is conceptual in nature and that there has not been sufficient exploration to define this estimated mineral resource, and it is uncertain if further exploration will confirm this potential mineral resource on the property. The reader is also cautioned that the historical production estimates for the Cerro Colorado Mining District do not conform to National Instrument 43-101 requirements for reporting reserves and resources. The Company is not treating these historic estimates nor the potential resources as current resources and they should not be relied upon until they have been verified by further due diligence and by the Company’s qualified person.

The Cerro Colorado Property has excellent infrastructure, being only 70 kilometres southwest of Tucson, and is accessible by Interstate 89 and a paved secondary road. Power and telephone lines run through the claim block. Exploration can effectively be conducted year round and will commence immediately upon signing of the Formal Agreement.

Terms of the agreement call for Great Panther to make 3 staged cash payments and share issuances totaling US$250,000 and 600,000 shares to the Proprietors in the first 6 months following signing of the Formal Agreement, for which the Company will receive an immediate 50% interest in the Property. An additional US$250,000 is payable along with the issuance of 500,000 shares to the Proprietors on each of the first and second anniversaries of signing the Formal Agreement should Great Panther wish to continue with the option. Upon completion of a Pre-Feasibility Study, or on the fourth anniversary of the signing of the Formal Agreement, the Company may pay US$250,000 and issue 500,000 shares to the Proprietors in order to receive an additional 10% interest in the Property. Upon completion of a Feasibility Study, the Company may pay a final US$250,000 and issue 500,000 shares to the Proprietors in order to receive an additional 10% interest in the Property. Upon arranging production financing and achieving production, the Company will obtain an additional 10% interest for a total undivided interest of 80%.

A significant aspect of the Agreement is that Great Panther may obtain an option to lease and/or purchase the fully permitted leach pad currently held by the Proprietors, the only one of its kind in southern Arizona. Furthermore, the Company has obtained a Right of First Refusal on certain other properties owned by the Proprietors and/or to enter into a business relationship with them for the further development of these properties. The Proprietors have been active in the mining industry in Arizona for several decades and play a leading role in the Small Miners Association of Arizona.

The transaction is subject to acceptance by the TSX Venture Exchange.

For further information please visit the website at www.greatpanther.com or contact Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

/s/ Robert A. Archer

Robert A. Archer, P.Geo.
President & CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy, Chief Financial Officer
and Chairman

Date: January 5, 2005